December 7, 2018

Mark K. Hardwick
Executive Vice President and Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, IN 47305

       Re: First Merchants Corporation
           Registration Statement on Form S-4
           Filed December 3, 2018
           File No. 333-228658

Dear Mr. Hardwick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services